UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41247

SunCar Technology Group Inc.

(Translation of registrant’s name into English)

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

Tel: (86) 138-1779-6110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry into Material Definitive Agreements in Connection with a Follow-On Offering

On October 26, 2023, SunCar Technology Group Inc., a Cayman Islands exempted company (the “Company”), entered into certain securities purchase agreements (collectively, the “Purchase Agreement”) with certain institutional investors (the “Investors”) for a follow-on offering (the “Offering”) of $21 million of Class A Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”) at a price of $8.18 per share (the “Purchase Price”). The Company will issue a total of 2,567,238 Ordinary Shares to the Investors. As part of the Offering, the Company agreed to issue to the Investors certain common warrants (“Warrants”) for the purchase of up to 3,850,857 Ordinary Shares at an exercise price of $9.00 per share. The Warrants are exercisable immediately after the date of issuance (the “Initial Exercise Date”) and will have a term of five years therefrom.

Pursuant to the Purchase Agreement, the Investors have a 30% right of participation (on a pro-rata basis) in any debt or equity linked financings undertaken by the Company for twelve (12) months following the closing of the Offering. Further, until ninety (90) days after the closing of the Offering, the Company shall not, directly or indirectly, offer or issue any securities (or enter into any agreement with respect thereto) other than customary exceptions. The Company may also not enter into any variable rate transactions until no Warrants remains outstanding, or until one year after the closing of the Offering, whichever is later.

The Company expects the Offering to close on or about October 30, 2023, subject to the satisfaction of customary closing conditions in the Purchase Agreement. The Purchase Agreement contains customary representations, warranties and agreements of the Company and the Investors and customary indemnification rights and obligations of the parties.

The Company intends to use the proceeds for general corporate purposes.

The Company’s securities described above are being offered pursuant to an effective registration statement on Form F-1 (SEC File No. 333-275144), that was previously filed with the Securities and Exchange Commission (the “Commission”) on October 23, 2023, subsequently amended and declared effective on October 25, 2023 (the “Registration Statement”). The Company expects to file the final prospectus, dated October 26, 2023 for the Offering on or about October 27, 2023.

The Company also entered into Placement Agency Agreement dated October 26, 2023 (the “Placement Agency Agreement”) with FT Global Capital, Inc., to act as exclusive placement agent in connection with this Offering (the “Placement Agent”). The Company agreed to pay the Placement Agent a cash fee equal to 7.5% of the gross proceeds raised in the Offering. The Placement Agent is also entitled to tail compensation for any financings consummated within the 12-month period following the termination of the Placement Agent Agreement to the extent that such financing is provided to the Company by investors that the Placement Agent had introduced to the Company. In addition, the Company agreed to issue to the Placement Agent warrants to purchase a number of Ordinary Shares equal to 1% of the aggregate number of Ordinary Shares sold in the Offering, at an exercise price equal to $10.225 per share.

Pursuant to the Placement Agency Agreement, each of our directors and executive officers, and beneficial owners of 10% or more of any class of the Company’s securities, have entered into lock-up agreements (the “Lock-Up Agreements”) that generally prohibit the sale, transfer, or other disposition of our securities, without the prior written consent of the Placement Agent, for a period of ninety (90) days following the date of the final prospectus. Further, until ninety (90) days after the closing of the Offering, the Company shall not, directly or indirectly, offer or issue any securities (or enter into any agreement with respect thereto) other than customary exceptions.

The foregoing description of the Placement Agent Warrants, the Placement Agent Agreement, the Purchase Agreement, the Lock-Up Agreements and the Warrants, are qualified in their entirety by reference to the full text of each of the Placement Agent Warrants, the Placement Agent Agreement, the Purchase Agreement, the Lock-Up Agreements, and the Warrants, the forms of which are attached hereto as Exhibit 99.1, 99.2, 99.3, 99.4, and 99.5 respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”), and which are incorporated herein in their entirety by reference.

This Report contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements related to our future activities, future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Registration Statement, and in other documents the Company files from time to time with the Commission. Any forward-looking statements speak only by the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report, except as required by law.

Pursuant to the Offering, on October 26, 2023, the Company issued a press release announcing the pricing of the Offering. A copy of the press release announcing the pricing of the Offering is furnished as Exhibit 99.6 hereto.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of Placement Agent Warrant
99.2	Form of Placement Agency Agreement
99.3	Form of Securities Purchase Agreement
99.4	Form of Lock-Up Agreement
99.5	Form of Investor Warrant
99.6	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SunCar Technology Group Inc.

Date October 26, 2023	By:	/s/ Zaichang Ye
	Name:	Zaichang Ye
	Title:	Chief Executive Officer
(Principal Executive Officer)

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